                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 2)

                        Southern Peru Copper Corporation

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    843611104
                                 (CUSIP Number)

                              S. DAVID COLTON, ESQ.
                            PHELPS DODGE CORPORATION
                            ONE NORTH CENTRAL AVENUE
                                PHOENIX, AZ 85004
                                 (602) 234-8143

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                    Copy to:
                             MICHAEL W. BLAIR, ESQ.
                            DEBEVOISE & PLIMPTON LLP
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

                                  APRIL 4, 2005

         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                                                CUSIP NO.  843611104

(1)    NAME OF REPORTING PERSON
       Phelps Dodge Overseas Capital Corporation
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (A) [X]
                                                                         (B) [ ]
(3)    SEC USE ONLY

(4)    SOURCE OF FUNDS
       N/A

(5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [ ]
       PURSUANT TO ITEMS 2(D) OR 2(E)

(6)    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

  NUMBER OF   (7)         SOLE VOTING POWER
   SHARES                 None
BENEFICIALLY  (8)         SHARED VOTING POWER
  OWNED BY                8,963,796 Shares
    EACH      (9)         SOLE DISPOSITIVE POWER
  REPORTING               None
   PERSON     (10)        SHARED DISPOSITIVE POWER
    WITH                  8,963,796 Shares

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,173,796

(12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.6% of total Common Shares (1), 17.0% of Class A Common Stock

(14)   TYPE OF REPORTING PERSON
       CO

(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

                                                CUSIP NO.  843611104

(1)    NAME OF REPORTING PERSON
       Climax Molybdenum B.V.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (A) [X]
                                                                         (B) [ ]
(3)    SEC USE ONLY

(4)    SOURCE OF FUNDS
       N/A

(5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [ ]
       PURSUANT TO ITEMS 2(D) OR 2(E)

(6)    CITIZENSHIP OR PLACE OF ORGANIZATION
       Netherlands

  NUMBER OF   (7)         SOLE VOTING POWER
   SHARES                 None
BENEFICIALLY  (8)         SHARED VOTING POWER
  OWNED BY                2,210,000 Shares
    EACH      (9)         SOLE DISPOSITIVE POWER
  REPORTING               None
   PERSON     (10)        SHARED DISPOSITIVE POWER
    WITH                  2,210,000 Shares

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,173,796

(12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.6% of total Common Shares (1), 17.0% of Class A Common Stock

(14)   TYPE OF REPORTING PERSON
       CO

(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

                                                CUSIP NO.  843611104

(1)    NAME OF REPORTING PERSON
       Phelps Dodge Corporation
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (A) [X]
                                                                         (B) [ ]
(3)    SEC USE ONLY

(4)    SOURCE OF FUNDS
       N/A

(5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [ ]
       PURSUANT TO ITEMS 2(D) OR 2(E)

(6)    CITIZENSHIP OR PLACE OF ORGANIZATION
       New York

  NUMBER OF   (7)         SOLE VOTING POWER
   SHARES                 None
BENEFICIALLY  (8)         SHARED VOTING POWER
  OWNED BY                11,173,796 Shares
    EACH      (9)         SOLE DISPOSITIVE POWER
  REPORTING               None
   PERSON     (10)        SHARED DISPOSITIVE POWER
    WITH                  11,173,796 Shares

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,173,796

(12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.6% of total Common Shares (1), 17.0% of Class A Common Stock

(14)   TYPE OF REPORTING PERSON
       CO

(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

      This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D initially filed on January 12, 1996, as amended by a filing on December 29, 2004 (the "Original Filing"). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing.

ITEM 4.  PURPOSE OF TRANSACTION

      Item 4 of the Original Filing is hereby amended and restated in its entirety as follows:

      The Exchange Offer was conducted to (i) provide holders of Labor Shares with an opportunity to receive securities of the Company which are listed on both the New York Stock Exchange and the Lima Stock Exchange, (ii) establish public trading markets in the United States and Peru for the Company's Common Stock, (iii) simplify the Company's consolidated capital structure, and (iv) provide the Company with improved access to capital markets.

      The Founding Stockholder Exchange was conducted to achieve the goal of providing holders of Labor Shares with representation on the Board of Directors of the Company while maintaining ultimate stockholder direction in the hands of the Founding Stockholders.

      The transfer of 2,210,000 shares of Class A Common Stock of the Company to Climax Molybdenum Company was conducted to implement an inter-company restructuring.

      On December 22, 2004, PDC entered into a Letter Agreement (the "Letter Agreement") with Americas Mining Corporation ("AMC") under which AMC agreed to use its reasonable best efforts to cause the Company to enter into a registration rights agreement (the "Registration Rights Agreement") with PDC as soon as possible.

      On April 4, 2005, PDC, Phelps Dodge Overseas and Climax entered into a Registration Rights Agreement (the "Registration Rights Agreement") dated as of March 31, 2005 with the Company, AMC, Cerro Trading Company, Inc. ("Cerro") and SPC Investors, L.L.C. ("SPC Investors").

      The Registration Rights Agreement contemplates that the Company will file as promptly as practicable, and in any event will use its reasonable best efforts to file by April 29, 2005 (i.e. within 20 business days from the Company's April 1, 2005 acquisition of Minera Mexico, S.A. de C.V.), a shelf registration statement on Form S-3 (the "Registration Statement") covering the resale of all the Company's Common Stock held by Cerro, SPC Investors, Phelps Dodge Overseas, Climax and their respective permitted transferees (collectively, the "Selling Stockholders") with the Securities and Exchange Commission (the "Commission"). In general, during the first six months following the effectiveness date of the Registration Statement (the "Initial Six-Month Period"), the Selling Stockholders will only be permitted to sell their Common Stock in the Company through underwritten offerings sponsored by the Company and the Company will not be permitted to conduct primary offerings of its commons stock. The price, underwriting discount and other financial terms related to the resale of the Company's Common Stock in connection with any underwritten offering conducted during the Initial Six-Month Period will be subject to the reasonable approval of each Selling Stockholder electing to participate in such underwritten offering. Subject to monthly volume-based selling restrictions, the Selling Stockholders may effect further sales of their Common Stock in the Company during the six-month period following the end of the Initial Six-Month Period, but the Company will not be obligated to sponsor any underwritten offerings in connection with such further sales.


      Pursuant to the Registration Rights Agreement, AMC, Cerro, SPC Investors, Phelps Dodge Overseas and Climax also agreed to convert on the effectiveness date of the Registration Statement all of their Class A Common Stock, in accordance with the Company's Restated Certificate of Incorporation, into an equal number of fully paid and non-assessable shares of the Company's Common Stock.

      The foregoing is qualified in its entirety by reference to the Registration Rights Agreement which is filed as Exhibit 1 hereto and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

      (a) Through its right to convert its Class A Common Stock into Common Stock, Phelps Dodge Overseas may be deemed to be the beneficial owner of 8,963,796 shares of Common Stock, representing 6.1% of the equity capital of the Company. Through its right to convert its Class A Common Stock into Common Stock, Climax may be deemed to be the beneficial owner of 2,210,000 shares of Common Stock, representing 1.5% of the equity capital of the Company. As the parent company of Phelps Dodge Overseas and Climax, PDC may be deemed to be the beneficial owner of 11,173,796 shares of Common Stock, representing 7.6% of the equity capital of the Company.

      To the best knowledge of Phelps Dodge Overseas, Climax and PDC, none of the persons listed on Schedules A, B or C attached hereto is the beneficial owner of any shares of Common Stock, other than J. Steven Whisler, who owns 800 shares of Common Stock, and Ramiro G. Peru, who owns 600 shares of Common Stock.

      (b) In the event that its Class A Common Stock were converted into Common Stock, Phelps Dodge Overseas, Climax and PDC would have the shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of such Common Stock.

      Both J. Steven Whisler and Ramiro G. Peru have the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of the Common Stock that each owns.

      (c) On January 2, 1996, the Exchange Offer and the Founding Stockholder Exchange were completed, resulting in the acquisition by Phelps Dodge Overseas of 11,173,796 shares of Class A Common Stock of the Company.

      On December 17, 2004, Phelps Dodge Overseas transferred 2,210,000 shares of Class A Common Stock of the Company to PDC as a dividend. Through a series of capital contributions and an inter-company purchase, the 2,210,000 shares of Class A Common Stock of the Company were subsequently transferred to Climax on December 22, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of the Original Filing is hereby amended and supplemented by adding the following:

      On April 4, 2005, PDC, Phelps Dodge Overseas and Climax entered into a Registration Rights Agreement dated as of March 31, 2005 with the Company, AMC, Cerro and SPC Investors. The description of the Registration Rights Agreement under Item 4 is incorporated herein by reference in its entirety.


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.     Title
-----------     -----
1               Registration Rights Agreement, dated as of March 31, 2005, made and entered into by and between Cerro Trading Company, Inc., SPC
                Investors, L.L.C., Phelps Dodge Corporation, Phelps Dodge
                Overseas Capital Corporation, Climax Molybdenum B.V., Southern
                Peru Copper Corporation and Americas Mining Corporation

2               Joint Filing Agreement, dated April 8, 2005, between Phelps
                Dodge Overseas Capital Corporation, Climax Molybdenum B.V. and
                Phelps Dodge Corporation

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2005


                                    PHELPS DODGE OVERSEAS CAPITAL
                                    CORPORATION


                                    By: /s/ S. David Colton
                                       ----------------------------------
                                        Name: S. David Colton
                                        Title: Senior Vice President and
                                               General Counsel


                                    CLIMAX MOLYBDENUM B.V.


                                    By: /s/ David H. Thornton
                                       ---------------------------------
                                        Name: David H. Thornton
                                        Title: Director


                                    PHELPS DODGE CORPORATION


                                    By: /s/ S. David Colton
                                       ---------------------------------
                                        Name: S. David Colton
                                        Title: Senior Vice President and
                                               General Counsel